

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2020

Katherine Ramundo
Executive Vice President, Chief Legal Officer and Corporate Secretary
Arconic Rolled Products Corporation
201 Isabella Street
Pittsburgh, Pennsylvania 15212

      Re: Arconic Rolled Products Corporation
          Registration Statement on Form 10-12B
          Filed December 17, 2019
          File No. 001-39162

Dear Ms. Ramundo:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Manufacturing

cc: Karessa Cain